EXECUTION COPY
FIRST AMENDMENT
          FIRST AMENDMENT, dated as of February 2, 2009 (this “Amendment”), to the Credit Agreement, dated as of December 23, 2008 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Precision Drilling Trust, an Alberta unincorporated open-ended investment trust (“Holdings”), Precision Drilling Corporation, a corporation amalgamated under the laws of the Province of Alberta (the “Borrower”), the Lenders party thereto, the Co-Documentation Agents and Syndication Agent named therein and Royal Bank of Canada, as administrative agent (in such capacity, the “Administrative Agent”).
W I T N E S S E T H:
          WHEREAS, Section 11.1 of the Credit Agreement permits Holdings, the Borrower and the Administrative Agent to enter into written amendments, supplements or modifications to the Credit Agreement for the purpose of implementing any change permitted to be made to the terms of the Credit Agreement pursuant to the Fee Letter; and
          WHEREAS, Holdings, the Borrower and the Administrative Agent have agreed to so amend the Credit Agreement as described herein.
          NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, the parties hereto agree as follows:
          SECTION 1.  Definitions.  Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.
          SECTION 2.  Amendment of the Credit Agreement.  The Credit Agreement is hereby amended, effective as of the First Amendment Effective Date (as defined below), as follows:
          2.1.  Amendments to Section 1.1.  Section 1.1 of the Credit Agreement is hereby amended as follows:
          (a)  by inserting the following proviso at the end of the definition of Applicable Margin:
               “; provided, further, that the Applicable Margin with respect to each Type of Tranche B Term Loans shall be increased by 0.50% in the event that the Borrower’s corporate family ratings or outlook shall fall below Ba2 with a negative outlook from Moody’s and/or BB with a negative outlook from S&P, such increase in Applicable Margin being effective only for so long as the Borrower’s corporate family ratings or outlook are below such levels.”
          (b)  by inserting the following new definition:

               “First Amendment Effective Date”: as defined in the First Amendment to this Agreement, dated as of February 2, 2009, among Holdings, the Borrower and the Administrative Agent.
          (c)  by deleting the definition of Tranche A-1 Term Loan in its entirety and substituting in lieu thereof the following definition:
               “as defined in Section 2.1. The aggregate principal amount of all Tranche A-1 Term Loans as of the First Amendment Effective Date is $317,116,240.”
          (d)  by deleting the definition of Tranche B-1 Term Loan in its entirety and substituting in lieu thereof the following definition:
               “as defined in Section 2.1. The aggregate principal amount of all Tranche B-1 Term Loans as of the First Amendment Effective Date is $360,500,000.”
          (e)  by deleting the definition of Tranche B-2 Term Loan in its entirety and substituting in lieu thereof the following definition:
               “as defined in Section 2.1. The aggregate principal amount of all Tranche B-2 Term Loans as of the First Amendment Effective Date is $103,500,000.”
          2.2.     Amendments to Section 2.3.     Section 2.3 of the Credit Agreement is hereby amended as follows:
          (a)     by deleting the table in paragraph (a) thereof in its entirety and substituting in lieu thereof the following table:

Installment Payment Date	Principal Amount
March 31, 2009	$3,963,953
June 30, 2009	$3,963,953
September 30, 2009	$3,963,953
December 31, 2009	$3,963,953
March 31, 2010	$7,927,906
June 30, 2010	$7,927,906
September 30, 2010	$7,927,906
December 31, 2010	$7,927,906
March 31, 2011	$7,927,906
June 30, 2011	$7,927,906
September 30, 2011	$7,927,906
December 31, 2011	$7,927,906
March 31, 2012	$11,891,859
June 30, 2012	$11,891,859
September 30, 2012	$11,891,859
December 31, 2012	$11,891,859
March 31, 2013	$11,891,859
June 30, 2013	$11,891,859
September 30, 2013	$11,891,859
December 23, 2013	$154,594,167

          (b)  by deleting the table in paragraph (c) thereof in its entirety and substituting in lieu thereof the following table:

Installment Payment Date	Principal Amount
March 31, 2009	$4,506,250
June 30, 2009	$4,506,250
September 30, 2009	$4,506,250
December 31, 2009	$4,506,250
March 31, 2010	$4,506,250
June 30, 2010	$4,506,250
September 30, 2010	$4,506,250
December 31, 2010	$4,506,250
March 31, 2011	$4,506,250
June 30, 2011	$4,506,250
September 30, 2011	$4,506,250
December 31, 2011	$4,506,250
March 31, 2012	$4,506,250
June 30, 2012	$4,506,250
September 30, 2012	$4,506,250
December 31, 2012	$4,506,250
March 31, 2013	$4,506,250
June 30, 2013	$4,506,250
September 30, 2013	$4,506,250
December 31, 2013	$4,506,250
March 31, 2014	$4,506,250
June 30, 2014	$4,506,250
September 30, 2014	$261,362,500
          (c)  by deleting the table in paragraph (d) thereof in its entirety and substituting in lieu thereof the following table:

Installment Payment Date	Principal Amount
March 31, 2009	$1,293,750
June 30, 2009	$1,293,750
September 30, 2009	$1,293,750
December 31, 2009	$1,293,750
March 31, 2010	$1,293,750
June 30, 2010	$1,293,750
September 30, 2010	$1,293,750
December 31, 2010	$1,293,750
March 31, 2011	$1,293,750
June 30, 2011	$1,293,750
September 30, 2011	$1,293,750
December 31, 2011	$1,293,750
March 31, 2012	$1,293,750
June 30, 2012	$1,293,750
September 30, 2012	$1,293,750
December 31, 2012	$1,293,750
March 31, 2013	$1,293,750
June 30, 2013	$1,293,750
September 30, 2013	$1,293,750
December 31, 2013	$1,293,750
March 31, 2014	$1,293,750
June 30, 2014	$1,293,750
September 30, 2014	$75,037,500
          SECTION 3.  Retranching of Term Loans.  As of the First Amendment Effective Date, the pro rata portion of the Tranche A-1 Term Loans held by each of Royal Bank of Canada, HSBC Bank Canada, The Toronto-Dominion Bank and Deutsche Bank AG Cayman Islands Branch (collectively, the “Tranche A-1 Commitment Parties”) in the aggregate principal amount of $35,500,000 shall be converted to Tranche B-1 Term Loans (the “Retranched B-1 Term Loans”), and the pro rata portion of the Tranche A-1 Term Loans held by the Tranche A-1 Commitment Parties in the aggregate principal amount of $28,500,000 shall be converted to Tranche B-2 Term Loans (the “Retranched B-2 Term Loans” and, together with the Retranched B-1 Term Loans, the “Retranched Loans”). For the avoidance of doubt, for the period from the Closing Date to the First Amendment Effective Date, the Retranched Loans shall be treated as Tranche A-1 Term Loans (including, without limitation, for the purpose of calculating interest thereon), and, as of the First Amendment Effective Date, the Retranched Loans shall be treated as Tranche B-1 Term Loans or Tranche B-2 Term Loans, as applicable (including, without limitation, for the purpose of calculating interest thereon).
          SECTION 4.  Effectiveness.  This Amendment shall become effective as of the date (the “First Amendment Effective Date”) on which the following conditions have been satisfied:
          (a)  The Administrative Agent (or its counsel) shall have received duly executed and completed counterparts hereof (in the form provided and specified by the Administrative Agent) that, when taken together, bear the signatures of (x) Holdings, (y) the Borrower and (z) the Administrative Agent; and

          (b)  The Borrower shall have paid to the Administrative Agent any fees (including as a result of the implementation of any OID permitted pursuant to the terms of the Fee Letter) due in connection with the matters contemplated by this Amendment.
          SECTION 5.  Effect of Amendment.
          5.1.  Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and affect. Nothing herein shall be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.
          5.2.  On and after the First Amendment Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import, and each reference to the Credit Agreement in any other Loan Document shall be deemed a reference to the Credit Agreement as amended hereby. This Amendment shall constitute a “Loan Document” for all purposes of the Credit Agreement and the other Loan Documents.
          SECTION 6.  General.
          6.1.  GOVERNING LAW.  THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.
          6.2.  Costs and Expenses.  The Borrower agrees to reimburse the Administrative Agent for its reasonable out-of-pocket costs and expenses in connection with this Amendment, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent.
          6.3.  Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of any executed counterpart of a signature page of this Amendment by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.
          6.4.  Headings.  The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

PRECISION DRILLING TRUST, by its Administrator, PRECISION DRILLING CORPORATION
By:	/s/ Doug Strong
	Name:	Doug Strong
	Title:	Chief Financial Officer

PRECISION DRILLING CORPORATION
By:	/s/ Doug Strong
	Name:	Doug Strong
	Title:	Chief Financial Officer

Signature Page to First Amendment

ROYAL BANK OF CANADA, as Administrative Agent
By:	/s/ Yvonne Brazier
	Name:	Yvonne Brazier
	Title:	Manager, Agent

Signature Page to First Amendment